December 14, 2009
Via EDGAR
William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:
NBC Acquisition Corp. and Nebraska Book Company, Inc.
Form 10-K for Fiscal Year Ended March 31, 2009
Filed June 25, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2009
Filed November 12, 2009
File Nos. 333-48225 and 333-48221

Dear Mr. Thompson:
On behalf of NBC Acquisition Corp., a Delaware corporation, and Nebraska Book Company, Inc. (“NBC”), a Kansas corporation (together, the “Companies”), we respectfully submit this letter in response to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated November 24, 2009 (the “Comment Letter”).
As disclosed in the NBC Acquisition Corp. Annual Report on Form 10-K for the fiscal year ended March 31, 2009, NBC is a wholly owned subsidiary of NBC Acquisition Corp. NBC files its periodic and annual filings under Commission File Number 333-48221. As applicable, additional disclosures or other revisions resulting from this Comment Letter will also be incorporated into NBC’s filings.
In connection with the Companies’ responses to the aforementioned comments from the Staff, the Companies acknowledge that:
(1)	The Companies are responsible for the adequacy and accuracy of the disclosures in their filings;

(2)	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Companies may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Set forth below are the responses of the Companies to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Companies with additional or amended disclosures underlined. Capitalized terms set forth in this letter that are not otherwise defined in this letter are used as defined in the filing to which the comment pertains. Page numbers refer to page numbers of the Form 10-K for the fiscal year ended March 31, 2009.

Form 10-K for Fiscal Year Ended March 31, 2009
Item 6. Selected Financial Data, Page 18
1.
We note your disclosure that you believe EBITDA and Adjusted EBITDA are useful in measuring your liquidity and provide additional information for determining your ability to meet debt service requirements. We also note your disclosure that your debt agreements use EBITDA, as defined in the agreements, for certain financial covenants. Please include a definition of EBITDA and clearly disclose:

•	the manner in which management uses EBITDA and Adjusted EBITDA;

•	the economic substance behind management’s decision to use the measures;

•	the material limitations associated with the use of the measures and the manner in which management compensates for the limitations when using the measures; and

•	the substantive reasons why management believes the measures are useful to investors in measuring liquidity and determining your ability to meet debt service requirements.
In addition, please disclose how EBITDA is defined in your debt agreements, discuss the materiality of the debt agreements and the covenants, disclose the amount or limit of EBITDA required for compliance with the debt covenants and disclose the actual or reasonably likely effects of compliance or non-compliance with the covenants on your financial condition and liquidity. Similarly revise your disclosures in Management’s Discussion and Analysis of Financial Condition and Results of Operations and in press releases furnished under Item 2.02 of Form 8-K. Refer to Item 10(e) of Regulation S-K and Questions 8 and 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.
Response — In future filings, we will modify our EBITDA disclosure in Item 6. Selected Financial Data, in Management’s Discussion and Analysis of Financial Condition and Results of Operations and in future press releases furnished under Item 2.02 of Form 8-K to read as follows:
EBITDA is defined as earnings before interest, taxes, depreciation, and amortization. Adjusted EBITDA is EBITDA adjusted for goodwill impairment. There was no goodwill impairment in fiscal years 2008, 2007, 2006 and 2005; therefore, Adjusted EBITDA equals EBITDA for those years. As we are highly leveraged and as our equity is not publicly traded, management believes that the non-GAAP measures, EBITDA and Adjusted EBITDA, are useful in evaluating our results and provide additional information for determining our ability to meet debt-service requirements. That belief is driven by the consistent use of those measures in the computations used to establish the value of our equity over the past 15 years and the fact that our debt covenants also use those measures, as further described in Note H Long-Term Debt, to measure and monitor our financial results. Due to the importance of EBITDA and Adjusted EBITDA to our equity and debt holders, our chief operating decision makers and other members of management use EBITDA and Adjusted EBITDA to measure our overall performance, to assist in resource allocation decision-making, to develop our budget goals, to determine incentive compensation goals and payments, and to manage other expenditures among other uses.
Adjusted EBITDA is defined in our ABL Credit Agreement as: (1) consolidated net income, as defined therein; plus (2) the following items, to the extent deducted from consolidated net income: (a) income tax expense; (b) interest expense, amortization or write-off of debt discount and debt issuance costs and commissions, discounts and other fees and charges associated with indebtedness; (c) depreciation and amortization expense; (d) amortization of intangibles and organization costs; (e) any non-cash extraordinary, unusual or non-recurring expenses or losses; (f) any other non-cash charges; and (g) charges incurred on or prior to September 30, 2010 in connection with the restricted stock plan not to exceed $5,000,000 in the aggregate; minus (3) the following items, to the extent included in the statement of net income for such period; (i) interest income; (ii) any extraordinary, unusual or non-recurring income or gains; and (iii) any other non-cash income. Adjusted EBITDA is similarly defined in our indentures to the Senior Discount Notes, the Senior Secured Notes and Senior Subordinated Notes except that charges incurred in connection with the restricted stock plan are not added back to consolidated net income. Adjusted EBITDA is utilized when calculating the fixed charge coverage ratio under the ABL Facility and the consolidated coverage ratio under the indentures to the Senior Discount Notes, Senior Subordinated Notes and Senior Secured Notes. See Note H Long-Term Debt to the condensed consolidated financial statements for disclosure of certain of our financial covenants.

There are material limitations associated with the use of EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to net cash flows from operating activities or net income as determined by accounting principles generally accepted in the United States of America (“GAAP”). Furthermore, EBITDA and Adjusted EBITDA do not necessarily indicate whether cash flows will be sufficient for cash requirements because the measures do not include reductions for cash payments for our obligation to service our debt, fund our working capital, make capital expenditures and make acquisitions or pay our income taxes and dividends; nor is it a measure of our profitability because it does not include costs and expenses identified below. We believe EBITDA and Adjusted EBITDA when viewed with both our GAAP results and the reconciliations to operating cash flows and consolidated net income before income taxes provides a more complete understanding of our business than could otherwise be obtained absent this disclosure. Items excluded from EBITDA and Adjusted EBITDA, such as interest, taxes, depreciation, amortization, and goodwill impairment, are significant components in understanding and assessing our financial performance. EBITDA and Adjusted EBITDA measures presented may not be comparable to similarly titled measures presented by other registrants.
In future filings, we will include the following paragraph in the Liquidity and Capital Resources section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, in our Long-Term Debt footnote and in future press releases furnished under Item 2.02 of Form 8-K:
We have a substantial level of indebtedness. Our debt agreements impose significant financial restrictions, which could prevent us from incurring additional indebtedness and taking certain other actions and could result in all amounts outstanding being declared due and payable if we are not in compliance with such restrictions. Under our ABL Facility, if availability, as defined in that agreement, is less than the greater of 20% of the total revolving loan commitments and $15.0 million, we will be required to maintain a fixed charge coverage ratio of at least 1.10x measured for the last twelve-month period in order to maintain access to the funds available under that Facility. In addition, the indenture governing the Senior Discount Notes restricts our ability and certain of our subsidiaries to pay dividends or make certain other payments, subject to certain exceptions, unless certain conditions are met, including (i) no default under the indenture has occurred, (ii) we and our subsidiaries maintain a consolidated coverage ratio of 2.0 to 1.0 on a proforma basis and (iii) the amount of the dividend or payment may not exceed 50% of aggregate income from January 1, 2004 to the end of the most recent fiscal quarter plus cash proceeds received from the issuance of stock less the aggregate of payments made under this restriction. At March 31, 2010, our ratio was x.x to 1.0 and the amount distributable was $xx.x million. The indentures governing the Senior Subordinated Notes and Senior Secured Notes contain similar restrictions on the ability of NBC and certain of its subsidiaries to pay dividends or make certain other payments. In addition, under the Senior Subordinated Notes and Senior Discount Notes, if there is no availability under the restricted payment calculation mentioned above, but NBC maintains the 2.0 to 1.0 consolidated coverage ratio on a proforma basis, NBC may make dividends to us to meet the interest payments on the Senior Discount Notes. If NBC does not maintain the 2.0 to 1.0 ratio on a proforma basis, it may still make payments, including dividends to us, up to $15.0 million in the aggregate. At March 31, 2010, NBC’s consolidated coverage ratio under the Senior Subordinated Notes was x.x to 1.0 and the ratio calculated under the Senior Secured Notes was x.x to 1.0. The consolidated coverage ratio for the Senior Subordinated Notes differs from the Senior Secured Notes ratio because the calculation under the Senior Subordinated Notes excludes debt issue cost amortization for all debt instruments outstanding at the March 4, 2004 Transaction date and the calculation under the Senior Secured Notes excludes only debt issue cost amortization for the Senior Secured Notes. At March 31, 2010, the amount distributable by NBC was $xx.x million. Such restrictions are not expected to affect our ability to meet our cash obligations for the next 12 months under the ABL Facility.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 21
Critical Accounting Policies and Estimates, Page 29
2.
Your disclosure of estimates that have a material impact on reported financial condition and operating performance and on the comparability of such reported information over different reporting periods should provide greater insight into the quality and variability of information regarding your financial condition and operating performance. As such, please:

•	provide an analysis of the uncertainties involved in applying critical accounting principles or the variability that is reasonably likely to result from their application over time;

•
address why estimates or assumptions bear the risk of change and analyze, to the extent material, such factors as how you arrived at each estimate, how accurate your estimates/assumptions have been in the past, how much your estimates/assumptions have changed in the past and whether the estimates/assumptions are reasonably likely to change in the future; and

•
provide sensitivity analyses based on other outcomes that are reasonably likely to occur and would have a material effect, or information for investors to assess the probability of a future impairment charge when the estimates involve multiple, inter-related assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations available on our website at http://www.sec.gov/rules/interp/33-8350.htm.
Response — Management believes the Critical Accounting Policies listed below are subject to the greatest amount of judgment and thus, we will modify the following Critical Accounting Policies in future filings to read as follows:
Revenue Recognition. We recognize revenue from Textbook Division sales at the time of shipment. We have established a program which, under certain conditions, enables our customers to return textbooks. We record reductions to revenue and costs of sales for the estimated impact of textbooks with return privileges which have yet to be returned to the Textbook Division. External customer returns over the past three fiscal years have ranged from approximately xx.x% to xx.x% of sales. Additional reductions to revenue and costs of sales may be required if the actual rate of returns exceeds the estimated rate of returns. Consistent with prior years, the estimated rate of returns is determined utilizing actual historical return experience. The accrual rate for customer returns at March 31, 2010 was approximately xx.x% of sales.
Bad Debts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Consistent with prior years, in determining the adequacy of the allowance, we analyze the aging of the receivable, the customer’s financial position, historical collection experience, and other economic and industry factors. Net charge-offs over the past three fiscal years have been between $x.x and $x.x million, or x.x% to x.x% of revenues. We have maintained an allowance for doubtful accounts between $x.x million and $x.x million, or x.x% to x.x% of revenues over the past three fiscal years. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.
Inventory Valuation and Obsolescence. Inventories are stated at the lower of cost or market. The cost of used textbook inventories is determined using the weighted-average method. Our Bookstore Division uses the retail inventory method to determine cost for new textbooks and non-textbook inventories. The cost of other inventories is determined on a first-in, first-out cost method. Consistent with prior years, we account for inventory obsolescence based upon assumptions about future demand and market conditions. At March 31, 2010, used textbook inventory was subject to an obsolescence reserve of $ x.x million. For the prior three fiscal years, the obsolescence reserve was between $x.x million and $x.x million. If actual future demand or market conditions are less favorable than those projected by us, inventory write-downs may be required. In determining inventory adjustments, we consider amounts of inventory on hand, projected demand, new editions and industry factors.

Accrued Incentives. Our Textbook Division offers certain incentive programs to its customers that allow the participating customers the opportunity to earn rebates for used textbooks sold to the Textbook Division. The rebates can be redeemed in a number of ways, including to pay for freight charges on textbooks sold to the customer or to pay for certain of the products or services we offer through our Complementary Services Division. The customer can also use the rebates to pay for the cost of textbooks sold by the Textbook Division to the customer; however, a portion of the rebates earned by the customer are forfeited if the customer chooses to use rebates in this manner. If the customer fails to comply with the terms of the program, rebates earned during the year are forfeited. Significant judgment is required in estimating the expected level of forfeitures on rebates earned. Although we believe that our estimates of anticipated forfeitures, which have consistently been based upon historical experience, are reasonable, actual results could differ from these estimates resulting in an ultimate redemption of rebates which differs from that which is reflected in accrued incentives in the consolidated financial statements. For the past three fiscal years, actual forfeitures have ranged between xx.x% and xx.x% of rebates earned within those years. Accrued incentives at March 31, 2010 were $x.x million, including estimated forfeitures, however, if we accrued for rebates earned and unused as of March 31, 2010, assuming no forfeitures, our accrued incentives would have been $x.x million.
Please also see our response to Comment # 3 which addresses sensitivity analysis for the Critical Accounting Policies and Estimates — Goodwill and Intangible Assets.
Goodwill and Intangible Assets, Page 29
3.
We note your disclosure that certain reporting units failed the first step of the goodwill impairment test. Please disclose the reporting unit level at which you test goodwill for impairment and your basis for that determination. Please also disclose the reporting units that failed step one and the impairment loss recognized for each reporting unit. In addition, please disclose whether any of your reporting units are still at risk of failing step one of the impairment test or indicate whether the fair value of each of your reporting units is substantially in excess of the adjusted carrying value and or not at risk of failing step one. For each reporting unit that does not have a substantial excess of fair value, please disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent step one test;

•	the amount of goodwill allocated to the reporting unit;

•	a description of the methods and key assumptions used and how the key assumptions were determined;

•	a discussion of the degree of uncertainty associated with the assumptions; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Response — In future filings, we will modify our Critical Accounting Policy for Goodwill and Intangible Assets to read as follows:
Goodwill and Intangible Assets. The March 4, 2004 Transaction and our acquisitions of college bookstores result in the application of purchase accounting as of the transaction date. In certain circumstances, our management performs valuations where appropriate to determine the fair value of assets acquired and liabilities assumed. The goodwill in such transactions is determined by calculating the difference between the purchase price and the fair value of net assets acquired. We evaluate the impairment of the carrying value of our goodwill and identifiable intangibles in accordance with applicable accounting standards, including the Intangibles — Goodwill and Other Topic of the Financial Accounting Standards Board ASC. In accordance with such standards, we evaluate impairment on goodwill and certain identifiable intangibles annually at March 31 and evaluate impairment on all intangibles whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. We are required to make certain assumptions and estimates regarding the fair value of intangible assets when assessing such assets for impairment. We evaluate goodwill at the reporting unit level and have identified our reportable segments the Textbook Division, Bookstore Division and Complementary Services Division as our reporting units. Our reporting units are determined based on the way that management organizes the segments for making operating decisions and assessing performance. Management has organized our operating segments based upon differences in products and services provided.

Due to the economic downturn and changes in comparable company market multiples, we determined in the first step of our goodwill impairment test conducted at March 31, 2009, that the carrying values of the Textbook and Bookstore Divisions exceeded their fair values, indicating that goodwill may be impaired. Having determined that goodwill may be impaired, we performed the second step of the goodwill impairment test which involves calculating the implied fair value of goodwill by allocating the fair value of the reporting unit to all of its assets and liabilities other than goodwill (including both recognized and unrecognized intangible assets) and comparing the residual amount to the carrying value of goodwill. As a result, we recorded an impairment charge of $107.0 million in fiscal year 2009. The carrying value of goodwill in excess of the implied fair value was $67.0 million and $40.0 million for the Textbook and Bookstore Divisions, respectively. At March 31, 2009, the date of the most recent step one test, after adjusting the carrying values for goodwill impairment, the fair value of the Textbook Division exceeded the carrying value of $213.0 million by 10.5% and the Bookstore Division fair value approximated the carrying value. Remaining goodwill assigned to the Textbook Division is $34.6 million and to the Bookstore Division is $180.8 million. We continue to monitor events and circumstances which may affect the fair values of both reporting units, including current market conditions, and we believe that both reporting units are still at risk of failing step one of the impairment test.
In the first step of our goodwill impairment test, fair value is determined using a market approach based primarily on an EBITDA multiple, and is deemed to be the most indicative of the Company’s fair value. The EBITDA multiple approach requires that we estimate a certain valuation multiple of EBITDA derived from comparable companies and apply that multiple to our latest twelve month proforma EBITDA. We reviewed comparable company information to determine the EBITDA multiple and concluded that 7.0x was an appropriate EBITDA multiple. This total company fair value is allocated to the reporting units based upon their percentage of EBITDA. The fair value was also calculated using the income approach (discounted cash flow approach) and we concluded that it was supportive of the fair value based upon the EBITDA multiple approach. In the second step of the goodwill impairment test, we are required to estimate the fair value of reporting unit assets and liabilities, including intangible assets, to derive the fair value of the reporting unit’s goodwill. For purposes of the second test of the goodwill impairment test, we estimated the fair value of our intangible assets Tradename, Customer Relationships and Developed Technology using the relief-from-royalty market approach, excess earnings method income approach and replacement cost approach, respectively.
We are also required to make certain assumptions and estimates when assigning an initial value to covenants not to compete arising from bookstore acquisitions. Changes in the fact patterns underlying such assumptions and estimates could ultimately result in the recognition of impairment losses on intangible assets.
We monitor relevant circumstances, including industry trends, general economic conditions, and the potential impact that such circumstances might have on the valuation of our goodwill and identifiable intangibles. It is possible that changes in such circumstances, or in the numerous variables associated with the judgments, assumptions and estimates made by us in assessing the appropriate valuation of our goodwill and identifiable intangibles, including a further deterioration in the economy or debt markets or a significant delay in the expected recovery, could in the future require us to further write down a portion of our goodwill or write down a portion of our identifiable intangibles and record related non-cash impairment charges. If we were to have used a multiple of 6.5x, we would have recorded an impairment charge of approximately $124.0 million in fiscal year 2009.
Off-Balance Sheet Arrangements, Page 35
4.
Please include other long-term liabilities reflected on the consolidated balance sheets in the contractual obligations table or provide a narrative discussion of other long-term liabilities to the extent necessary for an understanding of the timing and amount of related payments. Refer to Item 303(a)(5) of Regulation S-K.

Response — Although the actual text of the disclosures to be included in future filings will be subject to facts and circumstances existing at the time of the relevant filing, the following illustrates the type of disclosure we contemplate will be included in future filings:

As of March 31, 2009, we had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

The following tables present aggregated information as of March 31, 2009 regarding our contractual obligations and commercial commitments:

		Payments Due by Period
Contractual		Less Than	2-3	4-5	After 5
Obligations	Total	1 Year	Years	Years	Years

Long-term debt	$445,363,179	$6,917,451	$361,322,726	$77,123,002	$—
Interest on long-term debt (1)	107,558,595	41,130,697	57,945,407	8,482,491	—
Capital lease obligations	4,047,350	748,692	1,507,043	740,429	1,051,186
Interest on capital lease obligations	1,139,623	310,778	432,131	238,465	158,249
Operating leases	84,472,000	19,471,000	28,611,000	16,609,000	19,781,000
Uncertain tax position liabilities	—	—	—	—	—
Unconditional purchase obligations	—	—	—	—	—

Total	$642,580,747	$68,578,618	$449,818,307	$103,193,387	$20,990,435

	Total	Amount of Commitment Expiration Per Period
Other Commercial	Amounts	Less Than	2-3	4-5	Over 5
Commitments	Committed	1 Year	Years	Years	Years

Unused line of credit (2)	$65,000,000	$—	$65,000,000	$—	$—

(1)	Interest on the variable rate debt is estimated based upon implied forward rates in the yield curve at March 31, 2009.

(2)	Interest is not estimated on the line of credit due to uncertainty surrounding the timing and extent of usage of the line of credit.

We have recorded other long-term liabilities of $5.3 million, which consist primarily of payments related to the restricted stock plan of $3.1 million, which shares vest September 30, 2010; deferred payments related to acquisitions of $1.0 million; certain lease related liabilities of $0.6 million to appropriately recognize rent expense over the rental term; and deferred compensation of $0.4 million, which are excluded from the preceding table primarily because we cannot reasonably estimate the timing of the long-term payments.

Item 8. Financial Statements and Supplementary Data, Page 40
Notes to Consolidated Financial Statements, Page 46
Note B. Summary of Significant Accounting Policies, Page 46
Inventories, Page 47
5.
Please tell us how you apply your policy of valuing used textbook inventories using a combination of the weighted-average cost and market values and why your policy complies with the guidance in Chapter 4 of ARB 43 (FASB ASC 330).

Response — We apply the lower of cost or market principle in accordance with Statement 5 of Chapter 4 of ARB 43 to all categories of our inventory as stated in the first sentence of the Inventory section of the Significant Accounting Policies footnote.

The application of the lower of cost or market principle to used textbooks is especially important as the book ages. Market values for used textbooks are affected by factors such as whether the book has been adopted for use for a class on a particular campus that we serve with a bookstore location, how many other colleges or universities are using the same book, whether a new edition of that textbook is already in use or is likely to be published in the near future and other factors. While these same factors also affect the market value of new textbooks, we typically have right of return privileges on new textbooks that remain unsold at our stores — so the market for those books normally equals at least the cost.

In future filings, Summary of Significant Accounting Policies- Inventories and Obsolescence will be revised to read as follows:

Inventory Valuation and Obsolescence. Inventories are stated at the lower of cost or market. The cost of used textbook inventories is determined using the weighted-average method. Our Bookstore Division uses the retail inventory method to determine cost for new textbooks and non-textbook inventories. The cost of other inventories is determined on a first-in, first-out cost method. Consistent with prior years, we account for inventory obsolescence based upon assumptions about future demand and market conditions. At March 31, 2010, used textbook inventory was subject to an obsolescence reserve of $ x,x million. For the prior three fiscal years, the obsolescence reserve was between $x.x million and $x.x million. If actual future demand or market conditions are less favorable than those projected by us, inventory write-downs may be required. In determining inventory adjustments, we consider amounts of inventory on hand, projected demand, new editions and industry factors.

Note F. Goodwill and Other Identifiable Intangibles, Page 52
6.
Please tell us the changes in judgments, assumptions and estimates used in assessing the valuation of your goodwill as a result of the economic downturn and other variables referred to on page 53. Please also disclose information that enables users to assess the inputs used to develop the fair value measurements or tell us why disclosure of additional information is not necessary or relevant under the circumstances. Refer to paragraph 33 of SFAS 157 (FASB ASC 820-10-50-5).

Response — In the first step of our goodwill impairment test, fair value is determined using a market approach based primarily on an EBITDA multiple. The EBITDA multiple approach requires that we estimate a certain valuation multiple of EBITDA derived from comparable companies. We reviewed comparable company information to determine the EBITDA multiple and concluded that 7.0x was an appropriate EBITDA multiple to use to derive the fair value of the company. In future filings, our Goodwill and Other Identifiable Intangibles footnote will be revised to include the following:

Due to the economic downturn and changes in comparable company market multiples, we determined in the first step of our goodwill impairment test conducted at March 31, 2009 that the carrying value of the Textbook and Bookstore Divisions exceeded their fair values, indicating that goodwill may be impaired. Having determined that goodwill may be impaired, we performed the second step of the goodwill impairment test. As a result, we recorded an impairment charge of $107.0 million in fiscal year 2009. The carrying value of goodwill in excess of the implied fair value was $67.0 million and $40.0 million for the Textbook and Bookstore Divisions, respectively. The impairment charge reduced our goodwill carrying value to $215.4 million as of March 31, 2009. Fair value was determined using a market approach based primarily on an EBITDA multiple, and was deemed to be the most indicative of the Company’s fair value and is consistent in principle with the methodology used for goodwill evaluation in prior years. The EBITDA multiple approach requires that we estimate a certain valuation multiple of EBITDA derived from comparable companies and apply that multiple to our latest twelve month proforma EBITDA. We reviewed comparable company information to determine the EBITDA multiple and concluded that 7.0x was an appropriate EBITDA multiple. This total company fair value is allocated to the reporting units based upon their percentage of EBITDA. The fair value was also calculated using the income approach (discounted cash flow approach) and we concluded that it was supportive of the fair value based upon the EBITDA multiple approach. Determining the fair value of a reporting unit is judgmental in nature and requires the use of significant estimates and assumptions about future economic conditions and comparable company market multiples, among others. In the second step of the goodwill impairment test, we are required to estimate the fair value of reporting unit assets and liabilities, including intangible assets, to derive the fair value of the reporting unit’s goodwill. For purposes of the second step of the goodwill impairment test, we estimated the fair value of our intangible assets Tradename, Customer Relationships and Developed Technology using the relief-from-royalty market approach, excess earnings method income approach and replacement cost approach, respectively.

Note H. Long-Term Debt, Page 56
7.
We note your disclosure regarding the dividend restrictions contained in your debt agreements. Please disclose the amount of retained earnings or net income restricted or free of restriction in accordance with Rule 4-08(e)(1) of Regulation S-X. In addition, please disclose the amount of restricted net assets of NBC as of the end of the most recent year in accordance with Rule 4-08(e)(3)(ii) of Regulation S-X or tell us why such disclosure is not applicable.

Response — We do not, nor do certain of our subsidiaries, have restrictions on dividends based on retained earnings or net assets, however, we have restrictions on our ability and certain of our subsidiaries ability to pay dividends or make certain other payments. In future filings, our Long-Term Debt footnote will be revised to include the following:

The indenture governing the Senior Discount Notes restricts our ability and certain of our subsidiaries to pay dividends or make certain other payments, subject to certain exceptions, unless certain conditions are met, including (i) no default under the indenture has occurred, (ii) we and our subsidiaries maintain a consolidated coverage ratio of 2.0 to 1.0 on a proforma basis and (iii) the amount of the dividend or payment may not exceed 50% of aggregate income from January 1, 2004 to the end of the most recent fiscal quarter plus cash proceeds received from issuance of stock less the aggregate of payments made under this restriction. At March 31, 2010, our ratio was x.x to 1.0 and the amount distributable was $xx.x million. The indentures governing the Senior Subordinated Notes and Senior Secured Notes contain similar restrictions on the ability of NBC and certain of its subsidiaries to pay dividends or make certain other payments. In addition, under the Senior Subordinated Notes and Senior Discount Notes, if there is no availability under the restricted payment calculation mentioned above, but NBC maintains the 2.0 to 1.0 consolidated coverage ratio on a proforma basis, NBC may make dividends to us to meet the interest payments on the Senior Discount Notes. If NBC does not maintain the 2.0 to 1.0 ratio on a proforma basis, it may still make payments, including dividends to us, up to $15.0 million in the aggregate. At March 31, 2010, NBC’s consolidated coverage ratio calculated under the Senior Subordinated Notes was x.x to 1.0 and the ratio calculated under the Senior Secured Notes was x.x to 1.0. The consolidated coverage ratio for the Senior Subordinated Notes differs from the Senior Secured Notes ratio because the calculation under the calculation under the Senior Subordinated Notes excludes debt issue cost amortization for all debt instruments outstanding at the March 4, 2004 Transaction date and the Senior Secured Notes excludes only debt issue cost amortization for the Senior Secured Notes. At March 31, 2010, the amount distributable by NBC was $xx.x million.

Item 9A. Controls and Procedures, Page 73
8.
We note your disclosure that you believe your internal control over financial reporting is effective based on management’s assessment. Please confirm, if true, that management concluded that your internal control over financial reporting is effective. In addition, include a definitive statement as to whether or not internal control over financial reporting is effective in future filings. Refer to Item 308(a)(3) of Regulation S-K.

Response — Management concluded that as of March 31, 2009, our internal control over financial reporting was effective based on our assessment. In future filings, our Controls and Procedures disclosure will be revised to include the following definitive statement:

Based on its assessment, management has concluded that, as of March 31, 2010, our internal control over financial reporting was effective.
Form 10-Q for Fiscal Quarter Ended September 30, 2009
9.	Please address the comments above in future filings on Form 10-Q as applicable.

Response — The above comments which apply to filings on Form 10-Q will be addressed consistent with our responses herein beginning with the Quarterly Reports on Form 10-Q for the period ended December 31, 2009.

Nebraska Book Company, Inc.
10.	Please address the comments above in future filings on Form 10-K and Form 10-Q as applicable.

Response — The above comments which apply to filings on Form 10-K and Form 10-Q for Nebraska Book Company, Inc. will be addressed consistent with our responses herein beginning with the Annual Reports on Form 10-K for the period ended March 31, 2010 and the Quarterly Reports on Form 10-Q for the period ended December 31, 2009.

If you have any questions concerning the above responses, please do not hesitate to contact either myself at (402) 421-0499 or Amanda Dowse — NBC Vice President, Financial Reporting and Budging at (402) 421-0562.

Very truly yours,
/s/ Alan G. Siemek
Alan G. Siemek
Vice President and Treasurer (Principal Financial and Accounting Officer)